WisdomTree CoinDesk 20 Fund

250 West 34th Street, 3rd Floor

New York, New York 10119

January 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WisdomTree CoinDesk 20 Fund
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-291389)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), WisdomTree CoinDesk 20 Fund (the “Trust”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Registration Statement on Form S-1 filed on November 7, 2025 (the “Registration Statement”).

The Trust is requesting withdrawal of the Registration Statement because it has determined not to proceed at this time with the offering covered by the Registration Statement. No shares were sold pursuant to the above-mentioned Registration Statement.

If you require additional information, please do not hesitate to contact Mr. Todd Zerega of Morgan, Lewis & Bockius LLP by telephone at (412) 560-7011 or email at todd.zerega@morganlewis.com.

Very truly yours,

WisdomTree CoinDesk 20 Fund
By: WisdomTree Digital Commodity Services, LLC as Sponsor of the Trust

By:	/s/ Jeremy Schwartz
Jeremy Schwartz*
Chief Executive Officer

*The registrant is a trust and this person is signing in his capacity as an officer of WisdomTree Digital Commodity Services, LLC, the Sponsor of the Trust.